

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 25, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 21, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Beneficial Interest
Direxion Daily PANW Bull 2X Shares
Direxion Daily PANW Bear 1X Shares
Direxion Daily LLY Bull 2X Shares
Direxion Daily LLY Bear 1X Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi